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                             April 4, 2024

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       602 Sayer Street, Suite 710
       Houston, TX 77007

                                                        Re: Prairie Operating
Co.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2023
                                                            Filed March 20,
2024
                                                            File No. 001-41895

       Dear Edward Kovalik:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K/A for the Fiscal Year Ended December 31, 2023

       Business
       Summary of Our Reserve Estimates, page 8

   1. Tell us why the 151,824.9 MBoe in total possible undeveloped reserves as disclosed on page 8 and in the
reserve report filed as Exhibit 99.1 meet all of the requirements necessary to be
classified as reserves at December 31, 2023. As part of your response, please provide us with
an analysis and documentation in sufficient detail to address each of the points in Rule
4-10(a)(26) and (a)(31)(ii) of Regulation S-X.
   2.                                                   Please supplementally
provide us with the grand summary cash flow table for the possible undeveloped reserves
reflecting 15 years of tabular data including the gross well count, gross and net reserves,
gross and net revenue, future development and production costs, undiscounted or net
operating income and present worth discounted at 10% by year for the reserves reports as of
December 31, 2023 relating to Prairie Operating Co. Interests in the
                                                        Initial Genesis Assets.
 Edward Kovalik
Prairie Operating Co.
April 4, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin,
Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.



FirstName LastNameEdward Kovalik                          Sincerely,
Comapany NamePrairie Operating Co.
                                                          Division of
Corporation Finance
April 4, 2024 Page 2                                      Office of Energy &
Transportation
FirstName LastName